767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

March 14, 2018

VIA EDGAR TRANSMISSION

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Ceridian HCM Holding Inc.
Draft Registration Statement on Form S-1
Submitted February 14, 2018
CIK No. 0001725057

Dear Ms. Woo:

On behalf of our client, Ceridian HCM Holding Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated March 9, 2018. In connection with such responses, we will be confidentially submitting, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001725057) (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of Amendment No. 2, including copies marked to show the changes effected by Amendment No. 2.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 2.

General

1.	We note that you intend to “tak[e] advantage of modern technologies including artificial intelligence and blockchain” for your Dayforce platform. Please explain the nature and purpose of blockchain in the context of your business, and discuss any significant challenges and risks with regard to its implementation and accessibility.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 4, 9, 67, 98 and 103 accordingly.

Ms. Woo Securities and Exchange Commission March 14, 2018

Our Dayforce Solution, page 4

2.	We note your response to prior comment 5. Please tell us whether you commissioned this study for use in connection with this registration statement. If so, please file a consent as an exhibit to the registration statement pursuant to Rule 436 of Regulation C and Section 7 of the Securities Act.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it did not commission the study cited on pages 6, 7 and 101 of the Registration Statement, nor is it otherwise affiliated with the cited study. This study is available to the public for purchase. Additionally, none of the information contained in the study was prepared or certified for use in connection with the Registration Statement. Accordingly, we respectfully submit to the Staff that there is no requirement to file any consent under Rule 436 of Regulation C with respect to such study.

Consolidated Balance Sheet Data, page 14

3.	As the debt refinancing is intended to occur after the offering and the partial debt repayment with the use of offering proceeds is reflected in the pro forma as adjusted column, please revise to exclude the debt refinancing from the pro forma column. Please similarly revise your Capitalization disclosure on page 54 and your Dilution disclosure on page 55, as applicable. Please tell us how and when you intend to refinance the remaining debt and explain how this pro forma adjustment is factually supportable. Refer to Rule 11-02(b)(6) of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 19, 57 and 58 accordingly. In addition, the Company expects that the pro forma information for the debt refinancing will be completed in a future amendment to the Registration Statement. At that time, the terms of the refinancing will be set forth in a substantially final form of credit agreement and the pro forma information will give effect to the terms set forth therein.

4.	We note the additional pro forma information provided in response to prior comment 8; however, please tell us what consideration was given to providing pro forma financial statements reflecting the distribution of the business. Refer to Rule 11-02(a)(4) of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 61 and 62 to include a presentation of the Company’s financial information excluding LifeWorks.

Ms. Woo Securities and Exchange Commission March 14, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

How We Assess Our Performance, page 63

5.	Your response to prior comment 15 states that the size of a Bureau customer is not material to an understanding of your conversion opportunity. It, however, is unclear why this information is not material. Given that you charge Dayforce customers on a per-employee, per-month basis, as opposed to a per-process basis, it appears that the total number of employees within a Bureau customer is important to an assessment of this opportunity. Please quantify the composition of your Bureau customer base by size, or advise.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 67 accordingly.

6.	We note your response to prior comment 18. As you present the number of live Dayforce customers as a key performance indicator, please further explain why disclosing the extent to which the Bureau customer migrations impacted this metric is not material to investors. Please tell us the increase in live Dayforce customers that was attributable to the migration of Bureau customers for each period presented. Describe for us the size composition of the migrated Bureau customers compared to live Dayforce customer types you disclose.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 68 and 69 accordingly.

Ms. Woo Securities and Exchange Commission March 14, 2018

Results of Operations

Nine Months Ended September 30, 2017 Compared With Nine Months Ended September 30, 2016

Revenue, page 70

7.	We note your revised disclosure in response to prior comment 19. Please revise to describe and quantify, if practicable, the factors that impacted Cloud revenues for the periods presented, including any offsetting impacts if material. Please separately disclose the impact of new customers and existing customers, as well as other factors such as pricing. In this regard, we note that your Cloud revenue retention rate is less than 100% and in your response to prior comment 3 you refer to pricing increases for Powerpay.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 75 and 81 accordingly.

HCM Segment Results, page 72

8.	You provide a discussion of HCM Adjusted EBITDA but do not discuss the corresponding GAAP measure, HCM Operating profit (loss). We note similar concerns on page 77 and with the discussion of LifeWorks segment results on pages 73 and 77. Revise to provide a discussion of the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 78, 79, 83 and 84.

Recently Issued Accounting Pronouncements, page 89

9.	Your revised disclosure indicates that you have not concluded when the new revenue standard will be adopted; however, we also note that you have irrevocably elected to “opt out” of the extended transition provision for new accounting standards. Please reconcile this inconsistency.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 12, 95 and F-16 accordingly.

Business, page 92

10.	Your revised disclosure in response to prior comment 28 indicates that you expect the majority of the Dayforce backlog to be taken live in 2018. Please revise to disclose total backlog, not just Dayforce, for each year-end. Also, disclose the portion that is not reasonably expected to be recognized as revenues in the current fiscal year.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 64 and 99 accordingly.

Ms. Woo Securities and Exchange Commission March 14, 2018

Consolidated Financial Statements

Note 6. Customer Trust Funds, page F-49

11.	Your revised disclosure in response to prior comment 37 indicates that none of the assets held in trust are restricted as to withdrawal or usage to meet client obligations. Please revise to clarify that the assets held in trust are intended for the specific purpose of satisfying client fund obligations and therefore are not freely available for general business use. Refer to Rule 5-02(1) of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 85 and F-21 accordingly.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch
Alexander D. Lynch Weil, Gotshal & Manges LLP

cc:	David D. Ossip
Chief Executive Officer
Ceridian HCM Holding Inc.